Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Harris Building, Suite 900
Charlotte, NC 28277

July 17, 2012

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 27, 2012
File No. 000-00398

Dear Mr. Hiller:

On behalf of Snyder’s-Lance, Inc. (the “Company”), I acknowledge receipt of the Staff’s comment letter dated July 9, 2012 on the above referenced Form 10-K. Pursuant to Margaret Wicklund’s conversations with Kimberly Calder, the Company is requesting additional time to respond to the comment letter. Based on her discussion with Ms. Calder today, the Company plans to hold a conference call with the Staff to discuss the letter and will respond subsequent to that discussion.

Should you require additional information, please feel free to call Michael J. Denny, counsel to the Company, at (704) 331-7488.

Sincerely,

/s/ Rick D. Puckett

Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer

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